UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, December 2022

Commission File Number 001-41085

SNOW LAKE RESOURCES LTD.

(Translation of registrant’s name into English)

242 Hargrave Street, #1700

Winnipeg, Manitoba R3C 0V1 Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On December 14, 2022, Snow Lake Resources Ltd., d/b/a Snow Lake Lithium Ltd. (the “Company”) issued a press release announcing that the Company’s annual general and special meeting of shareholders (the “Meeting”) has been postponed. The Meeting was originally scheduled to be held at 9:00 a.m. (Central Time) on December 15, 2022 and will now be held at 9:00 a.m. (Central Time) on January 17, 2023. The Company aims to maintain the existing record date for the Meeting such that shareholders of record as of the close of business on October 27, 2022 will remain entitled to attend and vote in person or by proxy at the postponed Meeting as they would have if the Meeting had taken place as originally scheduled. Proxies deposited to date will remain valid for the postponed Meeting. Shareholders will have the opportunity to revoke existing proxies or deposit new proxies until 9:00 a.m. (Central Time) on Friday, January 13, 2023. The postponed Meeting will be held at the Company’s registered office at 1700-242 Hargrave Street, Winnipeg, Manitoba.

A copy of that press release is attached as Exhibit 99.1 hereto.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release titled “Snow Lake Lithium Postpones Annual General and Special Meeting of Shareholders” dated December 14, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 15, 2022	SNOW LAKE RESOURCES LTD.

	By:	/s/ Philip Gross
Philip Gross
Chief Executive Officer and Director

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